QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

              The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated:

											Three Months Ended March 31, 2009
	Fiscal Year Ended December 31,
	2004		2005		2006		2007		2008
	(dollars in thousands)
Interest expense, including amortization of debt issuance costs	$45,355		$39,547		$37,492		$60,526		$162,396		$36,251
Capitalized interest	6,935		730		1,686		13,717		17,822		3,051

Fixed charges	52,290		40,277		39,178		74,243		180,218		39,302
Income before taxes and extraordinary items	475,033		360,626		631,555		630,238		743,813		(147,494)
Amortization of capitalized interest	3,729		4,073		4,814		5,069		4,670		921
Less capitalized interest	(6,935)		(730)		(1,686)		(13,717)		(17,822)		(3,051)

Adjusted earnings	$524,117		$404,246		$673,861		$695,833		$910,879		$(110,022)
Ratio	10.02	x	10.04	x	17.20	x	9.37	x	5.05	x	—

              For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs. For the three months ended March 31, 2009, earnings were inadequate to cover fixed charges by $149.3 million.

QuickLinks

  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES